Xerium Technologies, Inc.
One Technology Drive
Westborough, MA 01581
Tel: 508-616-9468
Fax: 508-616-9485

January 12, 2007

William Choi

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Re: Xerium Technologies, Inc. Form 10-K for the Fiscal year Ended December 31, 2005

Dear Mr. Choi:

On behalf of Xerium Technologies, Inc., a Delaware corporation (the “Company”), this letter responds to your letter of December 29, 2006 regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 (the “2005 10-K”). Each of your comments is set forth below, followed by the Company’s response.

1.	We note that you have cited your cost reduction programs as a significant factor in the decreases you experienced in several expense categories in both 2004 and 2005. We further note your statement on page ten that you experienced delays and a negative impact on revenues and profitability in 2005 as a result of cost reduction programs. In future filings, please also quantify the negative impact experienced as a result of your restructuring activities. Refer to Item 303(a)(3)(II) of Regulation S-K.

In future periodic report filings the Company will quantify, if material, the negative impact of restructuring activities on its operating results.

2.	Please expand your discussion in future filings to fully describe the underlying causes of the changes in your results of operations and provide a more detailed analysis of material year-to-year changes and trends. For example, explain why management incentive compensation and environmental expense decreased in 2005 compared to 2004. Refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350, which is available on our website at www.sec.gov.

In future annual report filings on Form 10-K the Company will, where appropriate, more fully describe known underlying material causes of material year-to-year changes in operating results and provide an analysis of material year-to-year changes in operating results and related material trends.

3.

Please revise your tabular disclosure of contractual obligations in future filings to include estimated interest payments on your debt. Since the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. A footnote to the table should provide appropriate disclosures regarding how you estimated the interest payments. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. See Item 303(a)(5) of Regulation S-K and footnote 46 to SEC Release No. 33-8350.

The Company plans to disclose in the tabular disclosure of contractual obligations in future annual reports on Form 10-K estimated interest payments on its long term debt obligations (as defined in clause (ii) of Item 303(a)(5) of Regulation S-K)) and a footnote regarding the method of estimating such interest payments. If, however, the Company chooses not to include these interest payments in the tabular disclosure for such reports, it will include a footnote to the table identifying that such interest payments have been excluded from the table and providing additional information in respect of these interest payments that is material to an understanding of the Company’s cash requirements.

4.	In future filings, please revise the discussion of your critical accounting policies and estimates to focus on the assumptions and uncertainties that underlie your critical accounting estimates, rather than duplicating the disclosure of significant accounting policies in the financial statement footnotes. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. For example, if reasonably likely changes in the discount rate or long-term rate of return used in accounting for your pension plans or in assumptions used in determining the fair value of your long-lived assets would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonably outcomes should be disclosed and quantified. Please refer to SEC Release No. 33-8350. Please also limit your critical accounting policies to those where:

•	the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

•	the impact of the estimates and assumptions on financial condition or operating performance is material.

In future periodic report filings, the Company will, as appropriate, more specifically identify the material assumptions underlying its critical accounting estimates and provide a sensitivity analysis of those assumptions. In future periodic report filings, the Company will also, as appropriate, disclose and discuss the reasons for and impact of changes in critical accounting estimates on the Company’s financial position and results of operations for the periods presented to the extent material.

5.	We advise you that your definition of disclosure controls and procedures is incomplete. Please revise future filings to indicate that disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports you file or submit to the SEC under the Exchange Act is:

•	recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms; and

•	accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure.

See Exchange Act Rule 13a-15(e) and 15d-15(e)

The Company will revise the disclosure appearing in Item 9A of the 2005 10-K in future periodic report filings to read, if true, consistent with SEC Release No. 33-8238 (June 5, 2003) and the discussion at part II.F.4 thereof, in substance as follows:

We have carried out an evaluation, as of [applicable date], under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a–15(e) and 15d–15(e) under the Securities Exchange Act of 1934, as amended (the “Act”). Based upon that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Act is (i) recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms; and (ii) accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosures. No evaluation of disclosure controls and procedures can provide absolute assurance that these controls and procedures will operate effectively under all circumstances. However, the Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures are effective at the reasonable assurance level as set forth above.

6.	Please revise future filings to clearly state, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level.

Please refer to the response to comment 5 above.

7.	Please confirm for us, if true, that the certifications of your officers dated March 1, 2006 are not limited in their individual capacities by the inclusion of their professional titles. In future filings, please exclude all titles and list only the individual names of the certifying officers in your introductory paragraphs. You may include the titles of your certifying executive officers under the signatures. See Item 601(b)31 of Regulation S-K.

On behalf of Thomas Gutierrez and Michael O’Donnell, the Company confirms that the certifications of Thomas Gutierrez and Michael O’Donnell dated March 1, 2006 and included as exhibits 31.1 and 31.2 to the 2005 10-K, respectively, are not limited in the individual capacities of such persons by the inclusion of their professional titles. In future periodic report filings the Company will exclude the titles of the certifying officers in the introductory paragraphs of such certifications.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the 2005 10-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 2005 10-K; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please contact the undersigned at (508) 532-1726.

Very truly yours,

Michael J. Stick

General Counsel

cc:	Scott Ruggiero
Andrew Blume
Thomas Gutierrez
Michael O’Donnell

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